UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

January 25, 2012

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on January 24, 2012.

Luxottica’s net sales for 4Q11 reflect strong growth (+11.2%)

Net sales for 2011 exceed Euro 6.2 billion (+9.9%), the highest ever achieved in the history of the Group

Milan, Italy, 24 January 2012 - The Board of Directors of Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a leader in the design, manufacturing and distribution of fashion, luxury and sports eyewear, met today to review the consolidated net sales for the fourth quarter of and full fiscal year 2011.

Fourth quarter 2011(1)			Change
(in millions of Euro)	4Q 2011	4Q 2010	(at constant exchange rates(2))	(at current exchange rates)
Net sales	1,509.0	1,346.5	+11.2%	+12.1%

Wholesale Division	556.2	513.5	+8.7%	+8.3%

Retail Division	952.9	833.0	+12.7%	+14.4%

Fiscal Year 2011(1)			Change
(in millions of Euro)	FY2011	FY2010	(at constant exchange rates(2))	(at current exchange rates)
Net sales	6,222.5	5,798.0	+9.9%	+7.3%

Wholesale Division	2,456.3	2,236.4	+11.2%	+9.8%

Retail Division	3,766.1	3,561.6	+9.1%	+5.7%

Net sales performance for the fourth quarter of and full year 2011

The fourth quarter of 2011 confirmed the Luxottica growth trend experienced in all geographic areas throughout the year. The strong results achieved are due to the strength of the Group’s brand portfolio, the effectiveness of the various initiatives executed by Luxottica’s businesses and a positive relationship with customers and consumers.

“2011 was a particularly important year in the history of Luxottica,” commented Andrea Guerra, Chief Executive Officer of Luxottica. “On the one hand, we celebrated our 50th anniversary; on the other, we laid the foundation for lasting growth in the future as well. This trend is supported by our performance so far in 2012, both in terms of net sales and the orders portfolio.

“2012 is expected to provide a wealth of opportunities for Luxottica which we believe will yield even further growth. We will continue to be simple and fast, to act decisively in all the areas where we are present, relying on our brand portfolio, our people, our investments in culture and technology and on our capacity to create even stronger relationships with customers and consumers. This approach will lay the foundation for continued improvement  in terms of both net sales and profitability.

“The first few days of the new year saw the launch of the Coach brand collection, which has been well received by customers. 2012 will also see us reap benefits from actions taken in 2011 which we believe will contribute to our growth in the future. These actions include our significant investments in Latin America where the GMO chain has joined the Group and we have established the presence of Sunglass Hut in Mexico. We also acquired Tecnol, a leading Brazilian eyewear player in a market that represents one of the most significant opportunities for our business worldwide.”

Luxottica’s results improved during the fourth quarter of 2011 in North America, a key region for the Group, where consumer confidence continues to stay at strong levels. Net sales in U.S. dollars in the fourth quarter of 2011 increased by more than 9.0%. Both the Retail and Wholesale Divisions made essential contributions to results, with sales in Wholesale up by 17.0% and in Retail increasing 7.7% over the prior period in 2010. In Retail, LensCrafters and Sunglass Hut recorded the best results for the holiday season with comparable store sales(3) for the fourth quarter of 2011 growing by approximately 5.0% for LensCrafters and by more than 12.0% for Sunglass Hut.

Growth of the Wholesale Division also continued in all geographic areas in which the Group operates, with excellent results recorded not only in North America, but also in China, India, the Middle East, Brazil and Eastern Europe. Despite the current economic climate, performance in the rest of Europe was also solid, with positive sales growth in France, Germany, Spain and Italy. Once again, Ray-Ban and Oakley sales performance was strong, and the premium and luxury brands grew steadily throughout the year.

For the Retail Division in Australia, comparable store sales(3) for the “optical” business grew by approximately 10% in the fourth quarter of 2011, confirming the trend seen throughout the year.

Overall, net sales for the fourth quarter of 2011 were Euro 1,509.0 million, up 12.1% at current exchange rates from the  Euro 1,346.5 million recorded for the fourth quarter of 2010 (+11.2% at constant exchange rates(2)).

Due to the strong growth experienced in each quarter of 2011, consolidated net sales for the year exceeded a record Euro 6.2 billion — never before seen in the history of Luxottica.  Consolidated net sales for 2011 amounted to Euro 6,222.5 million (+9.9% at constant exchange rates(2) and +7.3% at current exchange rates), as compared with the Euro 5,798.0 million recorded in 2010.

Wholesale Division

During the fourth quarter of 2011, the Wholesale Division continued to deliver improved results based on its performance in emerging markets; the capacity to involve customers in the brand experience - both in the “sun” and in the “optical” businesses; and growth in our premium and luxury segments, with brands such as Chanel, Tiffany and Persol showing particular strength.  Growth of the STARS program and sales to our Travel Retail channel remained positive.

The Wholesale Division recorded excellent results in all geographic areas in which it operates, particularly in North America, China, Brazil, India, the Middle East and Eastern Europe.

Net sales for the fourth quarter of 2011 were Euro 556.2 million (+8.7% at constant exchange rates(2) and +8.3% at current exchange rates). For the full year, net sales were Euro 2,456.3 million (+11.2% at constant exchange rates (2) and +9.8% at current exchange rates).

The start of 2012 looks promising thus far as a result of the current level of orders for our products and the positive reception of the Coach eyewear collection.

Retail Division

In the fourth quarter of 2011, the Retail Division continued to post favorable results due to its attention to retail customers; special initiatives and focused promotions implemented during the period; and record holiday season sales at LensCrafters. Comparable store sales(3) of the LensCrafters chain grew by 4.8% over the same period in 2010 and Target’s comparable store sales(3) grew by 20.3% in this period.

Once again the performance of Sunglass Hut, the sun speciality chain present in numerous geographic locations, was exceptional, with record results achieved during the November-December holiday season with peak sales over the Thanksgiving weekend.  Comparable store sales(3) in the fourth quarter of 2011 were up overall by 10.8% and increased by 12.1% in the United States.

The trend in Australia was positive, due in part to the measures implemented by management during recent quarters. Comparable store sales(3) of OPSM rose by 10.2% in the fourth quarter of 2011. Positive trends in comparable store sales have also been recorded in all fast growing markets in which the Retail Division operates, like China, South Africa and the Middle East.

Net sales for the Retail Division in the fourth quarter of 2011 were Euro 952.9 million (+12.7% at constant exchange rates(2) and +14.4% at current exchange rates). For the full year, net sales were up by 5.7% at current exchange rates to Euro 3,766.1 million (+9.1% at constant exchange rates(2)).

The 2012 outlook for the Retail Division is positive. In the United States, the consumer continues to show confidence, and worldwide Sunglass Hut will continue to maximize opportunities in emerging markets.

§

Additionally, Luxottica has completed the acquisition of Grupo Tecnol Ltda, a leading Brazilian eyewear player, which the Company announced on December 1, 2011.

§

The 2011 financial results will be reviewed by the Board of Directors on February 28, 2012 and disclosed at 9:30 AM GMT the following day during a presentation to the financial community to be held in Milan. The presentation will be available via live webcast at  www.luxottica.com.

Contacts

Ivan Dompé	Alessandra Senici

Group Corporate Communications Director Tel.: +39 (02) 8633 4726 E-mail: ivan.dompe@luxottica.com	Group Investor Relations Director Tel.: +39 (02) 8633 4870 E-mail: InvestorRelations@Luxottica.com

www.luxottica.com

Notes on the press release

(1) All comparisons, including percentage changes, refer to the three- and twelve- month periods ended December 31, 2011 and December 31, 2010, respectively.

(2) 2011 figures at constant exchange rates have been calculated using the average exchange rates in effect for the corresponding period in the previous year. For further information, please refer to the attached table.

(3) Comparable store sales reflect the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area.

Luxottica Group S.p.A.

Luxottica Group is a leader in premium, luxury and sports eyewear with approximately 7,100 optical and sun retail stores in North America, Asia-Pacific, China, South Africa, Latin America and Europe, and a strong, well-balanced brand portfolio. House brands include Ray-Ban, the world’s most famous sun eyewear brand, Oakley, Vogue, Persol, Oliver Peoples, Arnette and REVO, while licensed brands include Bvlgari, Burberry, Chanel, Coach, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Tiffany and Versace. In addition to a global wholesale network involving 130 different countries, the Group manages leading retail chains in major markets, including LensCrafters, Pearle Vision and ILORI in North America, OPSM and Laubman & Pank in Asia-Pacific, LensCrafters in China, GMO in Latin America and Sunglass Hut worldwide. The Group’s products are designed and manufactured at its six manufacturing plants in Italy, two wholly owned plants in the People’s Republic of China, one plant in Brazil and one plant in the United States devoted to the production of sports eyewear. In 2011, Luxottica Group posted net sales of more than €6.2 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to manage the effect of the poor current global economic conditions on our business the ability to successfully acquire new businesses and integrate their operations, the ability to predict future economic conditions and changes in consumer preferences, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, as well as other, political, economic and technological factors and other risks and uncertainties described in our filings with the Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

-   APPENDIX FOLLOWS -

Major currencies

	Three months ended	Twelve Months ended	Three months ended	Twelve months ended
	December 31, 2011	December 31, 2011	December 31, 2010	December 31, 2010
Average exchange rates per €1

US$	1.34815	1.39196	1.35827	1.32572

AUD	1.33156	1.34839	1.37471	1.44231

GBP	0.85727	0.86788	0.85944	0.85784

CNY	8.56824	8.99600	9.04049	8.97123

JPY	104.22219	110.95860	112.10182	116.23857

Wholesale sales(1) breakdown

	Wholesale sales breakdown for 4Q11	Wholesale sales breakdown for FY11

Wholesale sale:	+8.7%	+11.2%

Sales breakdown by region:
- Western Europe	38%	42%
- North America	24%	25%
- Emerging Markes	26%	22%
- RoW	12%	11%

YoY changes by region:
- Western Europe	+3%	+6%
- North America	+17%	+15%
- Emerging Markes	+14%	+18%
- RoW	+3%	+11%

(1) Wholesale sales at constant exchange rates calculated using the average exchange rates during the corresponding period in the previous year.

Retail comparable store sales(1)

	4Q11	FY11

Optical North America
- LensCrafters	+4.8%	+4.7%
- Pearle Vision	+0.9%	+1.4%
- Licensed Brands	-2.5%	-2.1%

Optical Australia/New Zealand	+9.9%	+4.7%

Sunglass Hut worldwide	+10.8%	+8.7%

Group Retail	+6.5%	+5.5%

(1) Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
Date: January 25, 2012		ENRICO CAVATORTA
CHIEF FINANCIAL OFFICER